Pricing supplement no. 800
To prospectus dated November 21, 2008,
prospectus supplement dated November 21, 2008 and
product supplement no. 39-A-VI dated February 22, 2010

Registration Statement No. 333-155535
Dated September 3, 2010
Rule 4242(b)(2)

JPMorgan Chase & Co.

Structured Investments

$2,132,000
Buffered Return Enhanced Notes Linked to the iShares® MSCI Brazil Index Fund due March 9, 2012

General

- The notes are designed for investors who seek a return of 3 times the appreciation of the iShares® MSCI Brazil Index Fund up to a maximum total return on the notes of 19.30% at maturity. Investors should be willing to forgo interest and dividend payments and, if the Final Share Price is less than the Initial Share Price by more than 30%, be willing to lose some or all of their principal. **Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.**
- Senior unsecured obligations of JPMorgan Chase & Co. maturing March 9, 2012†
- Minimum denominations of $1,000 and integral multiples thereof
- The notes priced on September 3, 2010 and are expected to settle on or about September 9, 2010.

Key Terms

Index Fund:	iShares® MSCI Brazil Index Fund (the "Index Fund"). For additional information about the iShares® MSCI Brazil Index Fund, see Appendix A to this pricing supplement.
Upside Leverage Factor:	3
Payment at Maturity:	If the Final Share Price is greater than the Initial Share Price, at maturity you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Fund Return multiplied by 3, subject to a Maximum Total Return on the notes of 19.30%. For example, if the Fund Return is equal to or greater than 6.43334%, you will receive the Maximum Total Return on the notes of 19.30%*, which entitles you to a maximum payment at maturity of $1,193 for every $1,000 principal amount note that you hold. Accordingly, if the Fund Return is positive, your payment at maturity per $1,000 principal amount note will be calculated as follows, subject to the Maximum Total Return: $1,000 +($1,000 x Fund Return × 3) If the Final Share Price is equal to or less than the Initial Share Price by up to 30%, you will receive the principal amount of your notes at maturity. If the Final Share Price is less than the Initial Share Price by more than 30%, you will lose 1.4286% of the principal amount of your notes for every 1% that the Final Share Price is less than the Initial Share Price by more than 30% and your payment at maturity per $1,000 principal amount note will be calculated as follows: $1,000 + [$1,000 x (Fund Return + 30%) x 1.4286] *You will lose some or all of your investment at maturity if the Final Share Price is less than the Initial Share Price by more than 30%.*
Buffer:	30%
Downside Leverage Factor:	1.4286
Fund Return:	$\frac{\text{Final Share Price} - \text{Initial Share Price}}{\text{Initial Share Price}}$
Initial Share Price:	The closing price of one share of the Index Fund on the pricing date, which was $70.63
Final Share Price:	The closing price of one share of the Index Fund on the Observation Date times the Share Adjustment Factor on such date.
Share Adjustment Factor:	1.0 on the pricing date and subject to adjustment under certain circumstances. See "Description of Notes — Payment at Maturity" and "General Terms of Notes — Anti-Dilution Adjustments" in the accompanying product supplement no. 39-A-VI for further information about these adjustments.
Observation Date:	March 5, 2012†
Maturity Date:	March 9, 2012†
CUSIP:	48124AE37

† Subject to postponement in the event of a market disruption event and as described under "Description of Notes — Payment at Maturity" in the accompanying product supplement no. 39-A-VI

Investing in the Buffered Return Enhanced Notes involves a number of risks. See "Risk Factors" beginning on page PS-10 of the accompanying product supplement no. 39-A-VI and "Selected Risk Considerations" beginning on page PS-2 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us
Per note	$1,000	$13.80	$986.20
Total	$2,132,000	$29,421.60	$2,102,578.40

(1) The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.
(2) J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., will receive a commission of $13.80 per $1,000 principal amount note and will use a portion of that commission to allow selling concessions to other affiliated or unaffiliated dealers of $1.00 per $1,000 principal amount note. This commission includes the projected profits that our affiliates expect to realize, some of which have been allowed to other unaffiliated dealers, for assuming risks inherent in hedging our obligations under the notes. See "Plan of Distribution (Conflicts of Interest)" beginning on page PS-184 of the accompanying product supplement no. 39-A-VI.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

J.P.Morgan

September 3, 2010

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 39-A-VI dated February 22, 2010. **This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated September 3, 2010 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 39-A-VI, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 39-A-VI dated February 22, 2010:

  http://www.sec.gov/Archives/edgar/data/19617/000089109210000670/e37841_424b2.pdf

- Prospectus supplement dated November 21, 2008:

  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

- Prospectus dated November 21, 2008:

  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the "Company," "we," "us" or "our" refers to JPMorgan Chase & Co.

Selected Purchase Considerations

- **CAPPED APPRECIATION POTENTIAL** — The notes provide the opportunity to enhance equity returns by multiplying a positive Fund Return by 3, up to the Maximum Total Return on the notes of 19.30%, for a maximum payment at maturity of $1,193 per $1,000 principal amount note. The notes may be appropriate for investors anticipating moderate appreciation in the Index during the term of the notes and those seeking to enhance returns through leverage within the specified range of performance in exchange for a Maximum Total Return. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

- **LIMITED PROTECTION AGAINST LOSS** — We will pay you your principal back at maturity if the Final Share Price is not less than the Initial Share Price by more than 30%. If the Final Share Price is less than the Initial Share Price by more than 30%, for every 1% that the Final Share Price is less than the Initial Share Price by more than 30%, you will lose an amount equal to 1.4286% of the principal amount of your notes.

- **RETURN LINKED TO THE iSHARES® MSCI BRAZIL INDEX FUND** — The return on the notes is linked to the iShares® MSCI Brazil Index Fund. The iShares® MSCI Brazil Index Fund is an exchange-traded fund of iShares®, Inc., which is a registered investment company that consists of numerous separate investment portfolios. The iShares® MSCI Brazil Index Fund seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded securities in the Brazilian equity market, as measured by the MSCI Brazil Index, which we refer to as the Underlying Index. The Underlying Index is an equity benchmark for Brazilian stock performance, and is designed to measure equity market performance in Brazil. For additional information about the iShares® MSCI Brazil Index Fund, see the information set forth in Appendix A.

- **CAPITAL GAINS TAX TREATMENT** — You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 39-A-VI. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell LLP, it is reasonable to treat the notes as "open transactions" for U.S. federal income tax purposes that, subject to the discussion of the "constructive ownership" rules in the following sentence, generate long-term capital gain or loss if held for more than one year. The notes may be treated as subject to the constructive ownership rules of Section 1260 of the Internal Revenue Code of 1986, as amended (the "Code"), in which case any gain recognized in respect of the notes that would otherwise be long-term capital gain and that is in excess of the "net underlying long-term capital gain" (as defined in Section 1260) would be treated as ordinary income, and an interest charge would apply as if that income had accrued for tax purposes at a constant yield over the notes' term. Our special tax counsel has not expressed an opinion with respect to whether the constructive ownership rules apply to the notes. Accordingly, U.S. Holders should consult their tax advisers regarding the potential application of the constructive ownership rules. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, such as the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the constructive ownership regime described above. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including the potential application of the constructive ownership rules, possible alternative treatments and the issues presented by this notice. Non-U.S. Holders should also note that they may be withheld upon at a rate of up to 30% unless they have submitted a properly completed IRS Form W-8BEN or otherwise satisfied the applicable documentation requirements.

The discussion in the preceding paragraph, when read in combination with the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal income tax consequences of owning and disposing of notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index Fund or any of the equity securities held by the Index Fund. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 39-A-VI dated February 22, 2010.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** — The notes do not guarantee any return of principal. The return on the notes at maturity is linked to the performance of the Index Fund and will depend on whether, and the extent to which, the Fund Return is positive or negative. Your investment will be exposed to loss on a leveraged basis if the Final Share Price is less than the Initial Share Price by more than 30%. For every 1% that the Final Share Price is less than the Initial Share Price by more than 30%, you will lose an amount equal to 1.4286% of the principal amount of your notes.

- **YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM TOTAL RETURN** — If the Final Share Price is greater than the Initial Share Price, for each $1,000 principal amount note, you will receive at maturity $1,000 plus a return that will not exceed the Maximum Total Return on the notes of 19.30%, regardless of the appreciation in the Index Fund, which may be significant.

- **CREDIT RISK OF JPMORGAN CHASE & CO.** — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.'s ability to pay all amounts due on the notes at maturity, and therefore investors are subject to our credit risk and to changes in the market's view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to affect adversely the value of the notes.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment at maturity, if any, described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the estimated cost of hedging our obligations under the notes. As a result, and as a general matter, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent's commission and hedging costs, including those set forth under "Many Economic and Market Factors Will Affect the Value of the Notes" below.
The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

- **NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS** — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of shares of the Index Fund or the equity securities held by the Index Fund or included in the Underlying Index would have.

- **THERE ARE RISKS ASSOCIATED WITH THE INDEX FUND —** Although the Index Fund's shares are listed for trading on NYSE Arca, Inc. ("NYSE Arca") and a number of similar products have been traded on NYSE Arca and other securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares of the Index Fund or that there will be liquidity in the trading market. In addition, BlackRock Fund Advisors ("BFA") is the Index Fund's investment adviser. The Index Fund is subject to management risk, which is the risk that the investment strategies of the investment adviser, the implementation of which is subject to a number of constraints, may not produce the intended results. These constraints could adversely affect the market price of the shares of the Index Fund, and consequently, the value of the notes.

- **DIFFERENCES BETWEEN THE INDEX FUND AND THE UNDERLYING INDEX** — The Index Fund does not fully replicate the Underlying Index, may hold securities not included in the Underlying Index and its performance will reflect additional transaction costs and fees that are not included in the calculation of the Underlying Index, all of which may lead to a lack of correlation between the Index Fund and the Underlying Index. In addition, corporate actions with respect to the sample of equity securities (such as mergers and spin-offs) may impact the variance between the Index Fund and the Underlying Index. Finally, because the shares of the Index Fund are traded on NYSE Arca, and are subject to market supply and investor demand, the market value of one share of the Index Fund may differ from the net asset value per share of the Index Fund. For all of the foregoing reasons, the performance of the Index Fund may not correlate with the performance of the Underlying Index.

- **NON-U.S. SECURITIES RISK** — The equity securities underlying the Index Fund have been issued by non-U.S. companies (primarily Brazilian companies). Investments in securities linked to the value of such non-U.S. equity securities involve risks associated with the securities markets in those countries (including Brazil), including risks of volatility in those markets, government intervention in those markets and cross shareholdings in companies in certain countries. Also, there is generally less publicly available information about companies in some of these jurisdictions than there is about U.S. companies that are subject to the reporting requirements of the SEC, and generally non-U.S. companies are subject to accounting, auditing and financial reporting standards and requirements and securities trading rules different from those applicable to U.S. reporting companies. The prices of securities in foreign markets may be affected by political, economic, financial and social factors in those countries, or global regions, including changes in government, economic and fiscal policies and currency exchange laws.

- **CURRENCY EXCHANGE RISK —** Because the prices of the equity securities underlying the Index Fund are converted into U.S. dollars for the purposes of calculating the net asset value of the Index Fund, your notes will be exposed to currency exchange rate risk with respect to the currencies in which securities underlying the Index Fund are traded, which is primarily the Brazilian real. Your net exposure will depend on the extent to which the currencies in which securities underlying the Index Fund are traded strengthen or weaken against the U.S. dollar. If the U.S. dollar strengthens against the currencies in which securities underlying the Index Fund are traded, the net asset value of the Index Fund will be adversely affected and the amount we pay you at maturity, if any, may be reduced. Of particular importance to potential currency exchange risk are:

    - existing and expected rates of inflation;
    - existing and expected interest rate levels;
    - the balance of payments; and
    - the extent of government surpluses or deficits in Brazil and the United States.

  All of these factors are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of Brazil and the United States and other countries important to international trade and finance.

- **EMERGING MARKETS RISK —** The equity securities underlying the Index Fund have been issued by non-U.S. companies located primarily in Brazil, which is an emerging markets country. Countries with emerging markets may have relatively unstable governments, may present the risks of nationalization of businesses, restrictions on foreign ownership and prohibitions on the repatriation of assets, and may have less protection of property rights than more developed countries. The economies of countries with emerging markets may be based on only a few industries, may be highly vulnerable to changes in local or global trade conditions, and may suffer from extreme and volatile debt burdens or inflation rates. Local securities markets may trade a small number of securities and may be unable to respond effectively to increases in trading volume, potentially making prompt liquidation of holdings difficult or impossible at times. Moreover, the economies in such countries may differ favorably or unfavorably from the economy in the United States in such respects as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency. Any of the foregoing could adversely affect the market value of shares of the Index Fund and the notes.

- **LACK OF LIQUIDITY —** The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.

- **THE ANTI-DILUTION PROTECTION FOR THE INDEX FUND IS LIMITED —** The calculation agent will make adjustments to the Share Adjustment Factor for certain events affecting the shares of the Index Fund. However, the calculation agent will not make an adjustment in response to all events that could affect the shares of the Index Fund. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected.

- **MANY ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE NOTES —** In addition to the prices of the Index Fund on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

    - the expected volatility of the Index Fund;
    - the time to maturity of the notes;
    - the dividend rates on the Index Fund and the equity securities underlying the Index Fund;
    - interest and yield rates in the market generally as well as in the markets of the equity securities held by the Index Fund;
    - a variety of economic, financial, political, regulatory and judicial events;
    - the exchange rate and the volatility of the exchange rate between the U.S. dollar and the currencies in which the equity securities held by the Index Fund trade and the correlation between those rates and the prices of shares of the Index Fund;
    - the occurrence of certain events to the Index Fund that may or may not require an adjustment to the Share Adjustment Factor; and
    - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Index Fund?

The following table and examples illustrate the hypothetical total return at maturity on the notes. The "total return" as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below assume an Initial Share Price of $70.00 and a Maximum Total Return on the notes of 19.30% and reflect the Buffer Amount of 30%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Final Share Price	Fund Return	Total Return
$126.000	80.000%	19.300%
$119.000	70.000%	19.300%
$112.000	60.000%	19.300%
$105.000	50.000%	19.300%
$98.000	40.000%	19.300%
$91.000	30.000%	19.300%
$84.000	20.000%	19.300%
$80.500	15.000%	19.300%
$77.000	10.000%	19.300%
$74.504	6.434%	19.300%
$73.500	5.000%	15.000%
$71.750	2.500%	7.500%
$70.700	1.000%	3.000%
$70.000	0.000%	0.000%
$66.500	-5.000%	0.000%
$63.000	-10.000%	0.000%
$59.500	-15.000%	0.000%
$56.000	-20.000%	0.000%
$49.000	-30.000%	0.000%
$42.000	-40.000%	-14.286%
$35.000	-50.000%	-28.572%
$28.000	-60.000%	-42.858%
$21.000	-70.000%	-57.144%
$14.000	-80.000%	-71.430%
$7.000	-90.000%	-85.716%
$0.000	-100.000%	-100.000%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The closing price of one share of the Index Fund increases from the Initial Share Price of $70 to a Final Share Price of $73.50. Because the Final Share Price of $73.50 is greater than the Initial Share Price of $70 and the Fund Return of 5% multiplied by 3 does not exceed the Maximum Total Return of 19.30%, the investor receives a payment at maturity of $1,150 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times 5\% \times 3) = \$1,150$$

Example 2: The closing price of one share of the Index Fund decreases from the Initial Share Price of $70 to a Final Share Price of $49. Although the Fund Return is negative, because the Final Share Price of $49 is less than the Initial Share Price of $70 by not more than the Buffer Amount of 30%, the investor receives a payment at maturity of $1,000 per $1,000 principal amount note.

Example 3: The closing price of one share of the Index Fund increases from the Initial Share Price of $70 to a Final Share Price of $91. Because the Final Share Price of $91 is greater than the Initial Share Price of $70 and the Fund Return of 30% multiplied by 3 exceeds the Maximum Total Return of 19.30%, the investor receives a payment at maturity of $1,193 per $1,000 principal amount note, the maximum payment on the notes.

Example 4: The closing price of one share of the Index Fund decreases from the Initial Share Price of $70 to a Final Share Price of $35. Because the Fund Return is negative and the Final Share Price of $35 is less than the Initial Share Price of $70 by more than the Buffer Amount of 30%, the investor receives a payment at maturity of $714.28 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + [\$1,000 \times (-50\% + 30\%) \times 1.4286] = \$714.28$$

Historical Information

The following graph sets forth the historical performance of the iShares® MSCI Brazil Index Fund based on the weekly closing price of one share of the Index Fund from January 7, 2005 through September 3, 2010. The closing price of one share of the Index Fund on September 3, 2010 was $70.63. We obtained the closing prices of one share of the Index Fund below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical closing prices of one share of the Index Fund should not be taken as an indication of future performance, and no assurance can be given as to the closing price of one share of the Index Fund on the Observation Date. We cannot give you assurance that the performance of the Index Fund will result in the return of any of your initial investment.



The iShares® MSCI Brazil Index Fund

We have derived all information contained in this pricing supplement regarding the iShares® MSCI Brazil Index Fund, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, iShares®, Inc., BlackRock Institutional Trust Company, N.A. ("BTC") and BlackRock Fund Advisors ("BFA"). The iShares® MSCI Brazil Index Fund is an investment portfolio maintained and managed by iShares®, Inc. BFA is currently the investment adviser to the iShares® MSCI Brazil Index Fund. The iShares® MSCI Brazil Index Fund is an exchange-traded fund ("ETF") that trades on the NYSE Arca under the ticker symbol "EWZ." We make no representations or warranty as to the accuracy or completeness of the information derived from these public sources.

iShares®, Inc. is a registered investment company that consists of numerous separate investment portfolios, including the iShares® MSCI Brazil Index Fund. Information provided to or filed with the SEC by iShares®, Inc. pursuant to the Securities Act of 1933 and the Investment Company Act of 1940 can be located by reference to SEC file numbers 033-97598 and 811-09102, respectively, through the SEC's website at http://www.sec.gov. For additional information regarding iShares®, Inc., BFA and the iShares® MSCI Brazil Index Fund, please see the Prospectus, dated January 1, 2010 (as supplemented on February 2, 2010). In addition, information about iShares® and the iShares® MSCI Brazil Index Fund may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents and the iShares® website at www.ishares.com. We make no representation or warranty as to the accuracy or completeness of such information. Information contained in the iShares® website is not incorporated by reference in, and should not be considered a part of, this pricing supplement.

Investment Objective and Strategy

The iShares® MSCI Brazil Index Fund seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded securities in the Brazilian market, as measured by the MSCI Brazil Index. The iShares® Brazil Index Fund holds equity securities traded primarily in Brazil. The MSCI Brazil Index was developed by MSCI Inc. ("MSCI") as an equity benchmark for Brazilian stock performance, and is designed to measure equity market performance in Brazil. For more information on the MSCI Brazil Index and the index calculation methodology used to formulate the MSCI Brazil Index (and which is also used to formulate the indices included in the MSCI Global Index Series), see "The MSCI Indices" beginning on page PS-95 of the accompanying product supplement no. 39-A-VI.

As of July 30, 2010, the iShares® MSCI Brazil Index Fund's three largest equity securities were Petrobras Petroleo Brasileiro SA, Preferred; Cia Vale do Rio Doce, Preferred-Class A and Itau Unibanco Banco Multiplo SA. Its three largest sectors were materials, financials and energy.

The iShares® MSCI Brazil Index Fund uses a representative sampling strategy (as described below under "— Representative Sampling") to try to track the MSCI Brazil Index. The iShares® MSCI Brazil Index Fund generally invests at least 95% of its assets in the securities of the MSCI Brazil Index and in depositary receipts representing securities included in the MSCI Brazil Index. The iShares® MSCI Brazil Index Fund will at all times invest at least 80% of its assets in the securities of the MSCI Brazil Index or in depositary receipts representing securities included in the MSCI Brazil Index. The iShares® MSCI Brazil Index Fund may invest the remainder of its assets in other securities, including securities not in the MSCI Brazil Index, futures contracts, options on futures contracts, other types of options and swaps related to the MSCI Brazil Index, as well as cash and cash equivalents, including share of money market funds affiliated with BFA or its affiliates.

Representative Sampling

BFA uses a "representative sampling" indexing strategy to manage the iShares® MSCI Brazil Index Fund. "Representative sampling" is an indexing strategy that involves investing in a representative sample of securities that collectively has an investment profile similar to the MSCI Brazil Index. Securities selected are expected to have, in the aggregate, investment characteristics (based on market capitalization and industry weightings), fundamental characteristics (such as return variability and yield) and liquidity measures similar to those of the MSCI Brazil Index. The iShares® MSCI Brazil Index Fund may or may not hold all of the securities in the MSCI Brazil Index.

Correlation

The MSCI Brazil Index is a theoretical financial calculation, while the iShares® MSCI Brazil Index Fund is an actual investment portfolio. The performance of the iShares® MSCI Brazil Index Fund and the MSCI Brazil Index may vary due to transaction costs, foreign currency valuation, asset valuations, corporate actions (such as mergers and spin-offs), timing variances, and differences between the iShares® MSCI Brazil Index Fund's portfolio and the MSCI Brazil Index resulting from legal restrictions (such as diversification requirements) that apply to the iShares® MSCI Brazil Index Fund but not to the MSCI Brazil Index or the use of representative sampling. "Tracking error" is the difference between the perfromance (return) of a fund's portfolio and that of its underlying index. BFA expects that, over time, the iShares® MSCI Brazil Index Fund's tracking error will not exceed 5%. The iShares® MSCI Brazil Index Fund, using a representative sampling strategy, can be expected to have a greater tracking error than a fund using replication strategy. Replication is a strategy in which a fund invests in substantially all of the securities in its underlying index in approximately the same proportions as in the underlying index.

Industry Concentration Policy

The iShares® MSCI Brazil Index Fund will concentrate its investments (*i.e.*, hold 25% or more of its total assets) in a particular industry or group of industries to approximately the same extent that the MSCI Brazil Index is concentrated. For purposes of this limitation, securities of the U.S. government (including its agencies and instrumentalities) and repurchase agreements collateralized by U.S. government securities are not considered to be issued by members of any industry.

Holdings Information

As of July 30, 2010, 99.54% of the iShares® MSCI Brazil Index Fund's holdings consisted of equity securities, 0.00% consisted of cash and 0.46% was in other assets, including dividends booked but not yet received. The following tables summarize the iShares® MSCI Brazil Index Fund's top holdings in individual companies and by sector as of such date.

Top holdings in individual securities as of July 30, 2010

Company	Percentage of Total Holdings
Petrobras Petroleo Brasileiro SA, Preferred	9.39%
Cia Vale do Rio Doce, Preferred-Class A	9.30%
Itau Unibanco Banco Multiplo SA	9.01%
Petrobras Petroleo Brasileiro SA	7.86%
Cia Vale do Rio Doce, ADR	6.80%
Banco Bradesco SA, Preferred	5.15%
Itausa-Investimentos Itau, Preferred	3.40%
Cia de Bebidas das Americas, Preferred	3.07%
BM&F Bovespa SA	2.74%
OGX Petroleo e Gas Participa	2.61%

Top holdings by sector as of July 30, 2010

Sector	Percentage of Total Holdings
Materials	26.16%
Financials	25.12%
Energy	20.59%
Consumer Staples	8.81%
Utilities	5.57%
Consumer Discretionary	5.27%
Industrials	3.26%
Telecommunication Services	2.79%
Information Technology	1.99%
Other	0.46%

The information above was compiled from the iShares® website. We make no representation or warranty as to the accuracy or completeness of such information. Information contained in the iShares® website is not incorporated by reference in, and should not be considered a part of, this pricing supplement.

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